UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-75818
Hanover Equipment Trust 2001B
(Exact name of registrant as specified in its charter)
c/o Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890;
(302) 651-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
8.75% Senior Secured Notes due 2011
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii) Rule 15d-6	☐ ☐
     Approximate number of holders of record as of the certification or notice date:

Class of Securities	No. of holders of record
8.75% Senior Secured Notes due 2011	0
     Pursuant to the requirements of the Securities Exchange Act of 1934, Hanover Equipment Trust 2001B has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 21, 2007	Hanover Equipment Trust 2001B

	By:	Wilmington Trust Company, not in its individual capacity but solely as Trustee for the Hanover Equipment Trust 2001B

	By:	/s/ David A. Vanaskey, Jr.

David A. Vanaskey, Jr. Vice President